Exhibit 99.1

News Release

Communiqué de Presse

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

total.com

Annual Shareholders’ Meeting (ordinary and extraordinary)

on Friday, May 16, 2014

Paris, April 23, 2014 — The Annual Shareholders’ Meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2, place de la Porte Maillot, 75017 Paris, France) on Friday, May 16, 2014, at 10:00 a.m.

Notices of the meeting and proposed resolutions have been published in accordance with applicable laws and are available on the Company’s website total.com, (under the heading Individual Shareholders/ Shareholders’ Meetings).

Additional documents and information regarding this meeting will be made available to shareholders in accordance with applicable laws.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. total.com